LETTERHEAD OF
NANOSENSORS, INC.
1800 Wyatt Drive, Suite No. 2
Santa Clara, CA 95054
TEL. (408) 855-0051

December 19, 2006

BY FAX (202) 772-9217 AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tim Buchmiller, Esq.
Mail Stop 6010
	Company Name:	NanoSensors, Inc.
	Type of Report:	Registration Statement on Form SB-2
	Filing Number:	SEC File No. 333-136220

Dear Mr. Buchmiller:

The undersigned is the Chief Executive Officer of NanoSensors, Inc. (the “Company”), which has filed a Registration Statement on Form SB-2 with the Commission (Filing Number 333-136220).

Request is made that the effective date of the Registration Statement be accelerated and that such Registration Statement be declared effective as of 5:00 p.m. on December 19, 2006 or as soon thereafter as practicable.

It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

The Company acknowledges that:

▪  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Very truly yours,

NANOSENSORS, INC.

By:	/s/ Ted L. Wong
Ted L. Wong
Chief Executive Officer